UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sprout Social, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

85209W 109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209W 109	13G	Page 2 of 14

1	NAMES OF REPORTING PERSONS AU Special Investments II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,024,562
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,024,562
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,562
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 85209W 109	13G	Page 3 of 14

1	NAMES OF REPORTING PERSONS Greenspring FF-GP IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,024,562
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,024,562
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,562
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 85209W 109	13G	Page 4 of 14

1	NAMES OF REPORTING PERSONS Greenspring SPV IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,024,562
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,024,562
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,562
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 85209W 109	13G	Page 5 of 14

1	NAMES OF REPORTING PERSONS Greenspring Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,024,562
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,024,562
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,562
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 85209W 109	13G	Page 6 of 14

1	NAMES OF REPORTING PERSONS Charles Ashton Newhall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,024,562
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,024,562
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,562
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 85209W 109	13G	Page 7 of 14

1	NAMES OF REPORTING PERSONS James Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,024,562
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,024,562
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,562
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. N14506104	13G	Page 8 of 14

Item 1(a).	Name of Issuer: Sprout Social, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 131 South Dearborn St., Suite 700 Chicago, IL 60603.

Item 2(a).

Names of Persons Filing:

(i) AU Special Investments II, L.P. (“AUSI II”);

(ii) Greenspring FF-GP IV, LLC (“GS FF-GP IV”), which is the sole general partner of AUSI II; Greenspring SPV IV, LLC (“GS SPV IV”), which is the sole member of GS FF-GP IV; and Greenspring Associates, LLC (“Greenspring”), which is the sole member of GS SPV IV; and

(iii) Charles Ashton Newhall (“Newhall”) and James Lim (“Lim” and, together with Newhall, the “Directors”), who are the directors of Greenspring.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The business address of each Reporting Person is c/o Greenspring Associates, LLC, 100 Painters Mill Road, Suite 700, Owings Mills, MD 21117.

Item 2(c).

Citizenship:

AUSI II is a limited partnerships organized under the laws of the State of Delaware. GS FF-GP IV and GS SPV IV are limited liability companies organized under the laws of the State of Delaware. Greenspring is a limited liability company organized under the laws of the State of Delaware. Each of the Directors is a United States Citizen.

Item 2(d).	Title of Class of Securities: Class A common shares, par value $0.0001 per share (“Class A Shares”).

Item 2(e).	CUSIP Number: 85209W 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)   Amount Beneficially Owned:

AUSI II is the record owner of 3,024,562 Class A Shares (the “AUSI II Shares”). As the sole general partner of AUSI II, GS FF-GP IV may be deemed to own beneficially the AUSI II Shares. As the sole member of GS FF-GP IV, GS SPV IV may be deemed to own beneficially the AUSI II Shares. As the sole member of GS SPV IV, Greenspring may be deemed to own beneficially the AUSI II Shares. As the directors of Greenspring, each Director may be deemed to own beneficially the AUSI II Shares.

CUSIP No. N14506104	13G	Page 9 of 14

(b) Percent of Class: See Line 11 of the cover sheets.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii) shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii) sole power to dispose or to direct the disposition: see line 7 of cover sheets.

(iv) shared power to dispose or to direct the disposition: see line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. N14506104	13G	Page 10 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020

AU SPECIAL INVESTMENTS II, L.P.

By:	Greenspring FF-GP IV, LLC,
its sole general partner

By:	Greenspring SPV IV, LLC,
its sole member

By:	Greenspring Associates, LLC,
its sole member

By:	/s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING FF-GP IV, LLC

By:	Greenspring SPV IV, LLC,
its sole member

By:	Greenspring Associates, LLC,
its sole member

By:	/s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING SPV IV, LLC

By:	Greenspring Associates, LLC,
its sole member

By:	/s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING ASSOCIATES, LLC

By:	/s/ Eric Thompson
Eric Thompson
Chief Operating Officer

CUSIP No. N14506104	13G	Page 11 of 14

*

Charles Ashton Newhall

*

James Lim

*By:	/s/ Eric Thompson
Eric Thompson
As attorney-in-fact

This Schedule 13G was executed by Eric Thompson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.